

Mail Stop 3561

December 8, 2016

Yuping Ouyang
Chief Financial Officer
China Techfaith Wireless Communication Technology Limited
Tower D, Mfox Plaza, Ke Chuang 12th Street
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 101111
People's Republic of China

> **Re: China Techfaith Wireless Communication Technology Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Response Dated December 5, 2016**
> **File No. 0-51242**

Dear Mr. Ouyang:

We have reviewed your December 5, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2016 letter.

Form 20-F for the fiscal year ended December 31, 2015

Financial Statements

Reports of Independent Registered Public Accounting Firm, page F-2

1. We reviewed your response to comment 4. The "related financial statements" in Rule 5-04(c) of Regulation S-X is referring to your consolidated financial statements filed under Item 18 of Form 20-F. Please amend to include an audit report that includes an opinion on the financial statement schedule.

Notes to the Consolidated Financial Statements

22. Operating Segments and Geographic Information, page F-43

2. We reviewed your response to comment 7. We understand that you changed how you calculate total expenditures for purchase of long-lived assets in 2015. In future filings, please restate the corresponding information for earlier periods to provide consistent presentation. Refer to ASC 280-10-50-34 through 36.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Julie Gao
        Skadden, Arps, Slate, Meagher & Flom